UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

YuMe, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98872B104

(CUSIP Number)

DARREN C. WALLIS

AVI PARTNERS, LLC

555 E. Lancaster Avenue

Suite 520

Radnor, Pennsylvania 19087

(610) 816-6660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON AVI CAPITAL YANKEE, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,003,560
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,003,560
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON AVI CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,102
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 39,102
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON AVI MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,042,662
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,042,662
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON AVI PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,613,262
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,613,262
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON JAMES A. DUNN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,613,262
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,613,262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON DARREN C. WALLIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,613,262
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,613,262
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 8 of 9 Pages

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

AVI Partners (together with its affiliates, “AVI”) recently notified the Issuer that, subject to AVI’s completion of confirmatory due diligence, AVI is prepared to offer to acquire all of the outstanding Shares of the Issuer at a purchase price in the range of $4.52 to $5.22 per Share (the “Offer”), subject to (a) the Issuer having at least $63 million of cash and cash equivalents at the time of any such transaction; (b) the completion of due diligence, including financial, legal, accounting and tax diligence; (c) the negotiation of a satisfactory acquisition agreement with customary terms and conditions; and (d) the negotiation of a satisfactory management agreement to eliminate unnecessary operating costs in an amount not less than $10 million.

AVI and the other Reporting Persons currently intend to further discuss and negotiate the Offer with the Board and management of the Issuer and may enter into a customary confidentiality agreement and other customary documentation related to the transaction. AVI reserves the right to revoke, amend or modify the Offer, including the price, conditions and others terms of the Offer.

CUSIP No. 98872B104	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2016	AVI CAPITAL YANKEE, LP

	By:	AVI Partners, LLC,
its general partner

	By:	/s/ Darren C. Wallis
		Name:	Darren C. Wallis
		Title:	Managing Partner

AVI CAPITAL PARTNERS, LP

By:	AVI Partners, LLC,
its general partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI MANAGEMENT, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

AVI PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

/s/ Darren C. Wallis
DARREN C. WALLIS Individually and as attorney-in-fact for James A. Dunn, Jr.